Filed by RMR Mortgage Trust

Commission File No. 001-34383
Registration Statement on Form S-4: 333-256951

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934

Subject Company: Tremont Mortgage Trust

Commission File No. 001-38199

Date: September 3, 2021

On September 3, 2021, RMRM Mortgage Trust, or RMRM, commenced mailing of the following letter to shareholders entitled to vote at the RMRM special meeting of shareholders in connection with the proposed merger of Tremont Mortgage Trust, or TRMT, with and into RMRM.

YOUR VOTE IS REQUESTED

September 3, 2021

Dear Fellow RMR Mortgage Trust Shareholder,

The Special Meeting of Shareholders of RMR Mortgage Trust, or RMRM, scheduled for September 17, 2021, at 10:00 a.m. Eastern Time, is rapidly approaching.

According to our latest records, you still have not voted your shares. Please take a moment to vote your shares now. Your vote is extremely important.

The RMRM board of trustees recommends that you vote “FOR” the proposals described in the joint proxy statement/prospectus, dated July 26, 2021, in order to implement and realize the anticipated benefits of the merger of RMRM and Tremont Mortgage Trust.

Please vote your shares today via the Internet or by telephone in accordance with the instructions below. Alternatively, please mark, sign, date and mail your proxy card or voting instruction form in the postage-paid envelope provided.

If you need assistance voting your shares, please contact D.F. King & Co., Inc., which is assisting RMRM, toll free at (800) 761-6521 or by email at RMRM@dfking.com.

On behalf of your board of trustees, thank you for your prompt attention and support.

Sincerely,

G. Douglas Lanois
Chief Financial Officer and Treasurer

Three easy ways to vote

Warning Concerning Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever RMRM uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, RMRM is making forward-looking statements. These forward-looking statements are based upon RMRM’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by RMRM’s forward-looking statements as a result of various factors, which include those that are detailed in RMRM’s Current Report on Form 8-K filed on March 24, 2021 and subsequent filings with the Securities and Exchange Commission, or SEC. You should not place undue reliance upon forward-looking statements. Except as required by law, RMRM does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Additional Information about the Merger

In connection with the pending merger, RMRM has filed with the SEC a Registration Statement on Form S-4 containing a definitive joint proxy statement/prospectus and other documents with respect to the pending merger, which was declared effective by the SEC on July 26, 2021. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PENDING MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PENDING MERGER.

The definitive joint proxy statement/prospectus has been mailed to RMRM’s and TRMT’s shareholders. Shareholders may obtain free copies of the Registration Statement on Form S-4, the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC at the SEC’s website at www.sec.gov. In addition, shareholders may obtain free copies of RMRM’s filings with the SEC from RMRM’s website at www.rmrmortgagetrust.com or TRMT’s filings with the SEC from TRMT’s website at www.trmtreit.com.

Participants in Solicitation Relating to the Merger

RMRM, TRMT and their respective trustees and executive officers, and Tremont Realty Advisors LLC, The RMR Group LLC, The RMR Group Inc. and certain of their respective directors, officers and employees, may be deemed to be participants in the solicitation of proxies from RMRM and TRMT shareholders in respect of the pending merger and the other transactions contemplated by the Agreement and Plan of Merger entered into by RMRM and TRMT, or the Merger Agreement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of RMRM’s and TRMT’s shareholders in connection with the pending merger and the other transactions contemplated by the Merger Agreement is set forth in the definitive joint proxy statement/prospectus. Information regarding RMRM’s trustees and executive officers and TRMT’s trustees and executive officers can be found in RMRM’s and TRMT’s respective definitive proxy statement for its 2021 Annual Meeting of Shareholders. These documents are available free of charge on the SEC’s website and from RMRM or TRMT, as applicable, using the sources indicated above.